HARLAN COUNTY BEER COMPANY

Brewery and restaurant in Harlan County, KY, the historic heart of Appalachia



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Highlights

1 High-margin – Taproom beer sales have approximately 92% gross margins

2 High-growth – "Taproom first" breweries have double-digit growth

3 No competition – there are no bars, only two restaurants in the surrounding area serve alcohol, and the nearest breweries are more than 2 hours away

4 Diversified revenue streams – combine high-margin beer sales with food, events, and merchandise, to build a diversified revenue

5 Founders own the building– the founders and management team own the building and will lease it at $1/year for five years

6 Perfect location and timing – in the middle of downtown Harlan across the street from the courthouse

7 Transform Appalachia – the decline of the coal industry has decimated Eastern Kentucky, now is the time to quickly diversify Appalachia's economy. Say thank you to the coal miners who helped build America by drinking a beer

8 Experienced team with a winning track record – The founders are experienced investors, entrepreneurs, and business owners owning restaurants, coffee shops, film and recording studios, technology companies, and multiple real estate ventures

Our Team

Our Team



Gill Holland Founder

Developer, film and music executive, and entrepreneur. Community builder. Father born in Harlan.



Geoff Marietta Founder

Serial entrepreneur, author, real estate investor, small business owner in Harlan. Harvard MBA/PhD

Why Harlan County Beer Company?

One of the most magical and biodiverse landscapes, yet a day's drive from 2/3 of the U.S. population.



Coal jobs are at the lowest point ever in the history of the United States.


KENTUCKY
HARLAN COUNTY
VIRGINIA
TENNESSEE

No community has been harder hit by the decline in coal than America's most famous county. From 2012-2020 80% of coal mining jobs in Kentucky were lost.

But, Wherever There is Change, There is Opportunity

Harlan County is positioned to take advantage of strong existing trends accelerated by Covid: →Work-from-Home→ Flight from cities→ Regional tourism



Incredible natural beauty, world-class outdoor recreation, and low cost-of-living is drawing people as they flee cities to work from anywhere they'd like


HARLAN
COUNTY
USA
U.M.W. OF A.
ON STRIKE
a film by barbara kopple

Rich culture and history makes Harlan County the most famous county in the United States

Harlan County's First and Only (Legal) Brewery

Brewing high-quality beer and serving quality food in a 100-year old building on the Courthouse Square in Harlan County, Kentucky, the historic heart of Appalachia


Harlan County Beer Company
Harlan County Beer Company
Harlan County Beer Company
Harlan County Beer Company

We'll do draft offerings on-site and growlers/crowlers for take home. We will begin with up to eight classic beer styles named after the most well-known coal camp towns in Harlan County.





We begin with a Portland Kettle Works Complete Brewhouse 4 barrel / 4 unitanks / 8 serving tank system capable of producing a broad range of styles in an anticipated capacity of 500 barrels per year. Portland Kettle Works is a well-respected American-made brewing equipment manufacturer.

High-margin and High-growth "Taproom First"

World Food Tourism Association named taproom brewery industry as top "opportunity for growth" in 2021





Hyperlocal "taproom first focus" breweries that focus on onsite consumption are growing faster than ever; those breweries that attempted distribution but couldn't reach economies of scale are declining. The reason is simple; taproom beer sales have a gross margin of 92%.



In the Brewer's Association Jan/Feb 2019 journal, The New Brewer focuses heavily on the "Taproom Boom" and reasons why that business model is driving strong growth for small, independent craft breweries in an increasingly competitive

growth for small, independent craft breweries in an increasingly competitive marketplace. Furthermore, the World Food Tourism Association listed taproom craft breweries as one of the top 6 "opportunities for growth" in 2021.

No Competition, Perfect Timing

Conditions are perfect for a taproom restaurant in Harlan County


IL
WV
KY
TN
Lexington, KY
Pikeville, KY
Somerset, KY
Johnson City, TN
Knoxville, TN
Harlan County Beer Company

No bars; only two restaurants in the area serving alcohol, and the nearest breweries are two hours away


18TH
AMENDMENT

Harlan just voted in late 2019 to become "wet" and allow alcohol sales. First legal brewery in Harlan County since Prohibition.

Experienced Founders with Track Record who Own the Building

Located in the heart of downtown Harlan, right on historic courthouse square



Founders own the building and will lease it at $1/year for five years; location is right in the middle of downtown historic Harlan across the street from the courthouse.



Gill Holland and Geoff Marietta are serial entrepreneurs, real estate investors, and community developers. Gill's father was born in Harlan County; Geoff lives in the region where his wife is from; together they run several businesses, and have two sons named Harlan and Perry after the Eastern Kentucky counties.